Press Release	October 8, 2026

Largo Receives Environmental Permit for GAN Open Pit Vanadium-Copper-Gold-PGM Mine Development

All amounts expressed are in U.S. dollars, denoted by "$".

Key Highlights:

  Receipt of GAN's environmental permit paves the way for the development of the second open pit primary vanadium mine in Largo Inc. proposed mining sequence.

  The proposed GAN open pit mine is adjacent to the north to the Campbell open pit mine. Campbell has been the sole source of Largo's vanadium production since its start up 12 years ago.

  The development of a second open pit mine should extend production for multiple years, optimize mining plans, add operating flexibility and reduce operating risks by diversifying ore sources to our ore processing facilities which are near both mines.

  GAN deposit also contains copper, gold and platinum group metals ("PGMs") associated with its mineralized zones, similar to Campbell open pit mine which successfully started production of copper, gold and PGMs as by-products since August 2026.

  GAN is one of the five open pits in Largo's Maracás Menchen portfolio which includes a resource base that has potential to last for more than 30 years at current production rates.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, today announced that Instituto do Meio Ambiente e Recursos Hídricos of State of Bahia, Brazil ("INEMA") has issued the environmental permit for the development of the Gulçari A Norte ("GAN") pit and associated infrastructure, including a new waste rock stockpile, calcined tailings facility, expansion of the Dry Mag (low grade dry magnetic ore) stockpile, access roads and operational support areas.

The approval represents an important step in strengthening the long-term fundamentals, operating resilience and sustainability of Largo's Maracás Menchen Mine, while supporting the Company's ability to execute its current 31-year mine plan.

GAN is one of the deposits incorporated into Largo's current life-of-mine plan. The Maracás Menchen Mine has a projected 31-year mine life, with current mining focused on the Campbell Open Pit and the long-term plan incorporating additional near surface mineral deposits, including GAN, as outlined in the National Instrument 43-101 technical report titled: "An Updated Life of Mine Plan (LOMP) for Gulçari A (Campbell Pit) and Pre-Feasibility Study for Gulçari A Norte (GAN), Novo Amparo (NAO), Novo Amparo Norte (NAN) and São José (SJO) Deposits", prepared by GE21 Consultoria Mineral Ltda. with an effective date of January 30, 2024 filed in Canada on SEDAR+ and in the United States with the U.S. Securities and Exchange Commission on EDGAR under the Company's profile.

By securing the necessary environmental permit in advance of future mining requirements, Largo is increasing the flexibility and continuity of its long-term operating plan while reducing permitting uncertainty around future mining areas. This provides a stronger foundation for disciplined capital allocation, operational planning and sustainable resource development over the life of the mine.

Mr. Alberto Arias, Executive Chairman and Co-CEO of Largo, commented: "This approval is strategically important as the Western World is looking for additional sources of vanadium, copper and PGM and illustrates Largo's potential to deliver a next generation of mines within our area of influence in a capital efficient way. The success in the GAN mine permitting process reflects the sustained efforts of our management in Brazil and our ongoing engagement with the relevant authorities."

Mr. James (Jim) Bannantine, Co-CEO of Largo, added: "The GAN permit strengthens the long-term fundamentals of Maracás Menchen Mine and provide flexibility. It provides greater certainty around our future mining areas and enhances our ability to execute the mine plan in a disciplined and sustainable manner. Our focus remains on improving the underlying performance of the business, extending the value of our mineral resources and building a more resilient operation for shareholders over the long term."

Environmental Permit

The environmental permit was issued under INEMA Portaria No. 35,482 and includes a four-year license for the implementation and operation of the GAN pit and associated infrastructure. The permit also includes authorizations related to vegetation suppression, fauna management and other activities required within the approved project area.

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its investment in Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and 100% interest in the Currais Novos Tungsten Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking information in this press release may include, but is not limited to, the ability of the Company to continue as a going concern; the Company's ability to service its indebtedness and meet its financial obligations as they become due; the Company's ability to maintain sufficient liquidity and generate sufficient cash flows from operations; the availability of financing for operations and development; the Company's ability to fund operations; the expected benefits of the environmental permit for the Gulçari A Norte ("GAN") pit and associated infrastructure; the Company's ability to develop and operate the GAN pit and related infrastructure in accordance with its mine plan; the expected role of GAN and other deposits in the sequencing of future mining operations at the Maracás Menchen Mine; the Company's ability to transition from the Campbell Pit to additional deposits over time; the expected mine life of the Maracás Menchen Mine; the Company's ability to advance and execute its long-term mine plan; the expected contribution of the GAN pit to operational continuity and mining flexibility; and the timing and completion of development activities associated with the GAN pit and related infrastructure.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving prices of, V₂O₅ and other vanadium products; that the Company will not experience any material accident, labour dispute, failure of plant or equipment or other material disruption at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to make required principal and interest payments and meet its other financial obligations as they become due; the Company's ability to fund operations; the availability and cost of equipment, services and operating supplies, including diesel and sulfuric acid; the reliability of production; the accuracy of the Company's mine plan at the Maracás Menchen Mine; the continued validity and effectiveness of applicable regulatory approvals and permits; the Company's ability to satisfy the conditions associated with such approvals and permits; the accuracy of relevant mineral resource and mineral reserve estimates; the availability of financing for proposed capital expenditures; the timely completion of development activities and infrastructure within anticipated budgets; and the ability of management to execute the Company's strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.